Exhibit 21.1

BROOKSTONE, INC.

Subsidiaries of the Registrant

April 29, 2005

Name	Organized under laws of:
Brookstone Company, Inc.	New Hampshire
Brookstone Stores, Inc.	New Hampshire
Brookstone Purchasing, Inc.	New Hampshire
Brookstone Properties, Inc.	New Hampshire
Brookstone Holdings, Inc.	New Hampshire
Brookstone International Holdings, Inc.	New Hampshire
Gardeners Eden, Inc.	New Hampshire
Brookstone Retail Puerto Rico, Inc.	Puerto Rico
Advanced Audio Concepts, Limited	Hong Kong
Brookstone O’Hare, LLC	Delaware
National Concessions Management Brookstone Stores Georgia, LLC	Delaware